UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

State Auto Financial Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

855-707105
(CUSIP Number)

Michael Garvey
Vice President, Senior Corporate Counsel
Liberty Mutual Holding Company Inc.
175 Berkeley Street
Boston, Massachusetts 02116
617-654-4749

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2021
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Mutual Holding Company Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 25,945,274.4*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 25,945,274.4*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,945,274.4*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.8%
14	TYPE OF REPORTING PERSON HC

*
Represents 25,945,274.386 common shares of State Auto Financial Corporation that are subject to the voting and support agreement, dated as of July 12, 2021 (the “Voting Agreement”), entered into by and between Liberty Mutual Holding Company Inc. (“LMHC”) and State Automobile Mutual Insurance Company.  Pursuant to Rule 13d-4, LMHC expressly disclaims beneficial ownership of any such shares or other securities of State Auto Financial Corporation subject to the Voting Agreement and nothing herein shall be deemed an admission by LMHC as to the beneficial ownership of such shares or other securities.

Item 1.  Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to common shares, without par value (the “Shares”), of State Auto Financial Corporation (“STFC” or the “Issuer”).  The address of the principal executive offices of the Issuer is 518 East Broad Street, Columbus, Ohio 43215.
Item 2.  Identity and Background
(a)          This Schedule 13D is being filed by Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company (“LMHC” or the “Reporting Person”).
(b)          The address and principal office of LMHC is:
175 Berkeley Street
Boston, Massachusetts 02116
(c)          LMHC operates primarily through two businesses: (1) global risk solutions and (2) global retail markets.  Each of these businesses market and underwrite insurance policies issued by the insurance entities owned or controlled by LMHC, including (i) stock insurance companies, (ii) stock insurance companies that were formerly mutual insurance companies and (iii) other affiliated insurance entities.
(d)-(e)          During the last five years, neither the Reporting Person, nor has any of its executive officers or directors been, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)          The name, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are set forth on Annex A hereto, which is incorporated herein by reference.
Item 3.  Source and Amount of Funds or Other Consideration
LMHC entered into the Voting Agreement (as defined in Item 4 herein) in connection with the Merger Agreement (as defined in Item 4 herein).  The Shares to which this Schedule 13D relates have not been purchased by LMHC, and no funds were expended in connection with the execution of either the Merger Agreement or the Voting Agreement.  Other than entering into the Merger Agreement, LMHC has not paid any consideration to STFC or to SAM (as defined in Item 4 herein) as an inducement to enter into the Voting Agreement.  Pursuant to the Merger Agreement, if the transactions contemplated by the Merger Agreement are consummated, each Share that is issued and outstanding immediately prior to the effective time of the STFC Merger (other than the SAM Owned Shares, the Cancelled Shares and the Dissenting Shares) shall be converted automatically into the right to receive an amount in cash, without interest, equal to $52.00, and shall be automatically cancelled and retired and cease to exist. Capitalized terms used but not otherwise defined in this Item 3 have the meanings set forth in the Merger Agreement.
For a summary of certain provisions of the Merger Agreement and the Voting Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.  The Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference in its entirety.  The Voting Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference in its entirety.
Item 4.  Purpose of Transaction
Merger Agreement

On July 12, 2021, LMHC entered into an Agreement and Plan of Merger and Combination (the “Merger Agreement”) with STFC, State Automobile Mutual Insurance Company, an Ohio mutual insurance company (“SAM”), Pymatuning, Inc., an Ohio corporation and wholly-owned indirect subsidiary of LMHC (“Merger Sub I”), and Andover, Inc., an Ohio corporation and wholly-owned direct subsidiary of LMHC (“Merger Sub II”).  The

Merger Agreement provides for SAM to reorganize (in accordance with all applicable provisions of Sections 3913.25 to 3913.38 of the Ohio Revised Code) pursuant to a Plan of Reorganization adopted by the board of directors of SAM (the “SAM Board”), which reorganization shall be effectuated through a merger (pursuant to Section 3913.32(A) and Section 1702.411 of the Ohio Revised Code and Section 19T(b)(ii) of Chapter 175 of the Massachusetts General Laws) of Merger Sub II with and into SAM, with SAM surviving such merger as an Ohio domiciled reorganized stock insurance subsidiary of LMHC (SAM, as so reorganized, “Reorganized SAM”) and LMHC granting equity rights in LMHC to each SAM member upon the extinguishment of such SAM member’s equity rights in SAM at the effective time of such merger (the foregoing components of one simultaneous transaction, collectively, the “SAM Transaction”).  Simultaneously with the SAM Transaction, the Merger Agreement provides for LMHC to effect the acquisition of STFC through the merger of Merger Sub I with and into STFC (the “STFC Merger”) with STFC surviving the STFC Merger as the surviving corporation (the STFC Merger, together with the SAM Transaction, the “Transactions”).  Capitalized terms used but not otherwise defined in this Item 4 have the meanings set forth in the Merger Agreement.

The SAM Transaction was unanimously approved by the SAM Board (upon the unanimous recommendation of a special committee of independent SAM directors).  The STFC Merger was unanimously approved by the STFC board of directors (upon the unanimous recommendation of a special committee of independent STFC directors (the “STFC Special Committee”)).

Pursuant to the Merger Agreement, each Share that is issued and outstanding immediately prior to the effective time of the STFC Merger (the “Effective Time”) (other than the SAM Owned Shares, the Cancelled Shares and the Dissenting Shares) shall be converted automatically into the right to receive an amount in cash, without interest, equal to $52.00 (the “Merger Consideration”), and shall be automatically cancelled and retired and cease to exist.

The Merger Agreement contains certain provisions giving LMHC, SAM and STFC the right to terminate the Merger Agreement under certain circumstances.  Subject to certain limitations, pursuant to the Merger Agreement:
•	LMHC, SAM and STFC may terminate the Merger Agreement by mutual written consent, which consent shall have been approved by the action of their respective boards of directors;
•
LMHC, SAM or STFC may terminate the Merger Agreement if (a) any Governmental Authority shall have enacted any laws permanently preventing or otherwise permanently prohibiting the SAM Transaction or the STFC Merger and such law shall have become final and nonappealable, (b) the SAM Member Approval shall not have been obtained following a vote thereon having been taken at the SAM Members Meeting, (c) the STFC Shareholder Approval shall not have been obtained following a vote thereon having been taken at the STFC Shareholders Meeting or (d) the Transactions shall not have been consummated prior to May 12, 2022) (as such date may be extended by a period of three months up to two times under certain circumstances);

•	STFC may terminate the Merger Agreement, prior to the receipt of the STFC Shareholder Approval, to enter into a definitive agreement to implement a Superior Proposal;
•
STFC or SAM may terminate the Merger Agreement if there has been a breach by LMHC, Merger Sub I or Merger Sub II of any representation, warranty, covenant or agreement contained in the Merger Agreement to the extent such breach would result in the failure of a closing condition (subject to cure periods); and

•
LMHC may terminate the Merger Agreement if (a) prior to the receipt of the STFC Shareholder Approval, the STFC Special Committee makes an Adverse Recommendation Change, (b) STFC or SAM willfully and materially breach certain covenants in the Merger Agreement relating to the SAM Member Meeting, the STFC Shareholder Meeting or the no-solicitation provisions set forth in the Merger Agreement or (c) STFC or SAM breaches any representation, warranty, covenant or agreement in the Merger Agreement to the extent such breach would result in the failure of a closing condition (subject to cure periods).

Upon termination of the Merger Agreement, under specified circumstances, STFC (or, as applicable, SAM) may be required to pay a termination fee to LMHC in an aggregate amount of $70,793,307.

Pursuant to the Merger Agreement, LMHC has committed to (a) maintain the SAM and STFC Columbus, Ohio office location for a period of two years following the Closing Date (subject to LMHC’s exercise of its business judgment to make such changes to the size or location of such office as it deems necessary and appropriate, based upon business needs), (b) continue to utilize the “State Auto” trademarks and brands associated with STFC’s insurance products, either independently or in conjunction with trademarks and brands of LMHC, for a period of two years following the Closing Date and (c) substantially maintain certain of SAM and STFC’s philanthropic and charitable contributions and activities for a period of five years following the Closing Date.  In addition, pursuant to the Merger Agreement, for a two-year period following the Closing Date, (i) SAM shall not redomesticate or voluntarily adopt or enter into any plan of complete or partial liquidation or dissolution and (ii) all of the issued and outstanding capital stock of Reorganized SAM shall be owned, at all times, directly or indirectly, by LMHC.

Pursuant to the Merger Agreement, LMHC must use reasonable best efforts to cause the SAM and STFC insurance companies to achieve an A.M. Best rating that is equivalent to the LMHC group rating (including through the use of quota share reinsurance or reinsurance pooling arrangements and making any required filings with insurance regulators in connection therewith within ninety days of the date of the Merger Agreement).  If the SAM and STFC insurance companies have not achieved such rating by the Closing, then, pursuant to the Merger Agreement, LMHC shall commit to, no later than the end of the ninth month following the Closing, make any required filings with insurance regulators either to enter into a financial guarantee, make a capital infusion, or take other reasonable steps to achieve such rating equivalence and, subject to receipt of required regulatory approvals, implement such measures.  Pursuant to the Merger Agreement, if the SAM and STFC insurance companies have not achieved such rating equivalence by the Closing, an advisory board comprised of three current members of the SAM Board shall be established.  Such advisory board, pursuant to the Merger Agreement, would then have the ability to provide advice and make recommendations to LMHC with respect to LMHC’s compliance of its covenant regarding the ratings equivalence set forth in the Merger Agreement, and would be dissolved once such ratings equivalence has been achieved.  Lastly, pursuant to the Merger Agreement, if the SAM and STFC insurance companies have not achieved such rating equivalence by the Closing, LMHC shall cause Reorganized SAM to not pay any dividends.

The closing of the Transactions is conditioned upon the SAM Member Approval having been obtained, the STFC Shareholder Approval having been obtained, the parties obtaining certain specified governmental and regulatory approvals and other customary conditions to closing.  The Transactions are expected to close in 2022.

Pursuant to the Merger Agreement, effective upon the Effective Time, (i) each restricted stock award (each, a “STFC RSA”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall become fully vested, in the case of a time-based vesting STFC RSA, or become vested at the target level of performance, in the case of a performance based vesting STFC RSA, and shall automatically be converted, to the extent vested after giving effect to this clause, into the right to receive the Merger Consideration; (ii) each STFC restricted stock unit (each, a “STFC RSU”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall become fully vested, in the case of a time-based vesting STFC RSU, or become vested at the target level of performance, in the case of a performance based vesting STFC RSU, and shall be automatically converted, to the extent vested after giving effect to this clause, into the right to receive a lump-sum amount in cash, without interest, equal to the product of (A) the Merger Consideration and (B) the number of Shares subject to such STFC RSU; (iii) each option to acquire Shares (each, a “STFC Stock Option”) that is outstanding immediately prior to the Effective Time shall, whether vested or unvested, be deemed to be fully vested and shall be cancelled and converted into the right to receive a lump-sum amount in cash, without interest, equal to the product of (A) the excess, if any, of (1) the Merger Consideration, over (2) the per share exercise price of such STFC Stock Option, multiplied by (B) the total number of Shares subject to such STFC Stock Option immediately prior to the Effective Time; and (iv) each STFC cash-based performance award unit (each, a “STFC PAU”) that is outstanding immediately prior to the Effective Time shall become vested at the target level of performance, and shall automatically be cancelled and converted into the right to receive a lump-sum amount in cash, without interest, equal to $1.00 and such amount shall be in full satisfaction of such STFC PAU.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed herewith as Exhibit 1 and is incorporated herein by reference, and is intended to provide investors and security holders with information regarding its terms.  It is not intended to provide any other factual information about STFC, SAM, LMHC, Merger Sub I or Merger Sub II. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other.  Any inaccuracies in such representations and warranties are subject to waiver by such parties in accordance with the Merger Agreement without notice or liability to any other person.  In addition, some representations and warranties may have been included in the Merger Agreement for the purpose of allocating risk between STFC, SAM, LMHC, Merger Sub I or Merger Sub II, rather than to establish matters as facts.  Persons other than the parties to the Merger Agreement should not rely on the representations and warranties as characterizations of the actual state of facts or circumstances as of the date of the Merger Agreement or as of any other date.

The transactions contemplated by the Merger Agreement may, if consummated in accordance with its terms, result in any or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) the STFC Merger, as a result of which the Issuer would become a wholly-owned indirect subsidiary of the Reporting Person, (ii) the cessation of each existing Issuer director’s role as a director of Issuer, (iii) material changes in the capitalization, dividend policy and corporate structure of the Issuer, (iv) the amendment and restatement of the Issuer’s articles of incorporation and code of regulations, (v) the termination of the Issuer’s listing on the NASDAQ Global Select Market and (vi) the termination of the Issuer’s registration under Section 12(g)(4) of the Exchange Act.  Except for the transactions contemplated by the Merger Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Voting Agreement

On the date of, but following, the execution of the Merger Agreement, SAM entered into a voting and support agreement (the “Voting Agreement”) with LMHC.  As of the date hereof, SAM beneficially owns approximately 58.8% of the issued and outstanding Shares.  Pursuant to the Voting Agreement, SAM has agreed, among other things, to vote its Shares at the STFC Shareholders Meeting (i) in favor of (a) the adoption of the Merger Agreement and (b) any proposal to adjourn or postpone the STFC Shareholders Meeting if there are insufficient Shares represented to constitute the necessary quorum; and (ii) against (a) any Takeover Proposal, (b) any action, proposal, transaction, or agreement which would reasonably be expected to result in a breach of any representation, warranty, covenant or agreement of SAM or STFC under the Merger Agreement or of SAM under the Voting Agreement, and (c) any action, proposal, transaction, or agreement that would reasonably be expected to prevent or materially delay or materially impair consummation of the STFC Merger.

The obligations and rights of the parties under the Voting Agreement shall terminate upon the earliest of: (a) the Effective Time; (b) the date on which the Merger Agreement is terminated in accordance with its terms; and (c) the termination of the Voting Agreement by mutual consent of the parties.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the complete text of the Voting Agreement, a copy of which is filed herewith as Exhibit 2 and is incorporated herein by reference.

Except as set forth in this Item 4, neither LMHC nor, to the best of LMHC’s knowledge, any of the persons listed in Annex A hereto have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.
Item 5.  Interests in Securities of the Issuer
(a)-(b)          As of the date of this Schedule 13D, as a result of the Voting Agreement, LMHC may be deemed to be the beneficial owner of and to have the shared voting power with respect to 25,945,274.386 Shares.  LMHC expressly disclaims beneficial ownership of any Shares or other securities of STFC that are subject to the Voting Agreement, and nothing herein shall be deemed an admission by LMHC as to the beneficial ownership of such Shares or other securities.
(c)-(d)          Except as described herein, none of LMHC, nor to the best of its knowledge, any other person referred to in Annex A attached hereto, has acquired or disposed of any Shares during the past 60 days.  Furthermore, LMHC knows of no other person having the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.
(e)          Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Items 2, 3 and 4 is incorporated herein by reference in its entirety.
Other than as set forth in Item 4 of this Schedule 13D and with respect to the agreements described in this Schedule 13D, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Reporting Person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
Item 7.  Material to be Filed as Exhibits.
Exhibit No.	Description

Exhibit 1
Agreement and Plan of Merger and Combination by and among Liberty Mutual Holding Company Inc., Pymatuning, Inc., Andover, Inc., State Automobile Mutual Insurance Company and State Auto Financial Corporation, dated as of July 12, 2021 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-19289), filed by the Issuer with the SEC on July 12, 2021)

Exhibit 2
Voting and Support Agreement by and between State Automobile Mutual Insurance Company and Liberty Mutual Holding Company Inc., dated as of July 12, 2021 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 000-19289), filed by the Issuer with the SEC on July 12, 2021)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   July 12, 2021

LIBERTY MUTUAL HOLDING COMPANY INC.

By:	/s/ Nik Vasilakos
	Name:	Nik Vasilakos
	Title:	Group Head M&A, Authorized Signatory

Annex A
Directors and Executive Officers of the Reporting Person

The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of the Reporting Person.  The business address of each person listed below is c/o Liberty Mutual Holding Company Inc., 175 Berkeley Street, Boston, Massachusetts 02116.

Name	Principal Occupation	Citizenship
Directors
David H. Long	Chairman & Chief Executive Officer, LMHC	United States
Francis A. Doyle	President and Chief Executive Officer, Connell Limited Partnership	United States
Joseph L. Hooley	Retired Chairman and former Chief Executive Officer of State Street Corporation	United States
John P. Manning	Chairman, President & Chief Executive Officer, Boston Capital Corporation	United States
Thomas J. May	Retired Chairman, President & Chief Executive Officer, Eversource Energy	United States
Myrtle S. Potter	Chief Executive Officer, Sumitovant Biopharma Inc.	United States
Nancy W. Quan	Chief Technical and Innovation Officer, The Coca-Cola Company	United States
Ellen A. Rudnick	Senior Advisor, Polsky Center for Entrepreneurship and Innovation, University of Chicago	United States
Angel A. Ruiz	Chairman, MediaKind	United States
Georgios Serafeim	Charles M. Williams Professor of Business Administration, Harvard Business School	Greece
Martin P. Slark	Retired Chief Executive Officer, Molex LLC	United States
Eric A. Spiegel	Retired President and Chief Executive Officer, Siemens Corporation	United States
William C. Van Faasen	Chairman Emeritus, Blue Cross and Blue Shield of Massachusetts, Inc.	United States
Annette M Verschuren	Chair and Chief Executive Officer, NRStor Inc.	Canada
Executive Officers
David H. Long	Chairman, President & Chief Executive Officer	United States
Timothy M. Sweeney	President	United States
Vlad Y. Barbalat	Executive Vice President; Chief Investment Officer	United States
Neeti Bhalla Johnson	Executive Vice President	United States
Alison B. Erbig	Executive Vice President and Comptroller	United States
Melanie M. Foley	Executive Vice President and Chief Talent & Enterprise Services Officer	United States
James F. Kelleher	Executive Vice President and Chief Legal Officer	United States
Dennis J. Langwell	Executive Vice President	United States

Name	Principal Occupation	Citizenship
James M. MacPhee	Executive Vice President	United States
Anthony G. Martella, Jr.	Executive Vice President and Chief Actuary	United States
James M. McGlennon	Executive Vice President and Chief Information Officer	United States
Christopher L. Peirce	Executive Vice President and Chief Financial Officer	United States
Edward J. Peña	Executive Vice President and Treasurer	United States
Mark C. Touhey	Executive Vice President and Secretary	United States